4/2.

03045123

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dentonia Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
DEC 2 2 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 627

FISCAL YEAR 8-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 12/15/03

82-621

03 DEC -2 AM 7:21

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

AR/S
8-31-03

ANNUAL REPORT 2003

Report for the Annual General Meeting of Shareholders
to be held on Tuesday, December 10, 2003

at Suite #100 (3rd Floor), 853 Richards Street, Vancouver, British Columbia, Canada, V6B 3B4 at 10:30 am (Vancouver time).

Advance Notice of Annual General Meeting was published in "The Province" on September 22, 2003.

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

MESSAGE TO SHAREHOLDERS

Attached are the Audited Financial Statements for Dentonia Resources Ltd. ("Dentonia") for the 12 month period expired August 31, 2003, together with a detailed review of Dentonia's exploration efforts, through its 1/3 equity holding in DHK Diamonds Inc., its direct holdings in the Pellatt Lake claim block, NWT, Canada, its direct holdings in the HY Gold Prospects in the Tintina Gold Belt of Southeast Yukon, Canada, over the last 15 months, analyses of Dentonia's financial position and financing over the last 15 months and current financial requirements, and an outlook for the 2003/2004 exploration season.

On behalf of management and the board of directors, I thank shareholders for their continued support during the past year.

"Adolf A. Petancic"

Adolf A. Petancic
President & Director

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

MANAGEMENT DISCUSSION

GENERAL MATTERS, DESCRIPTION OF BUSINESS AND ANALYSES

These discussions and analyses should be read in conjunction with the consolidated financial statements dated August 31, 2003, appearing elsewhere herein.

Dentonia Resources Ltd. ("Dentonia" or the "Company") was incorporated in the Province of British Columbia on May 31, 1979 under the name Rubicon Resources Ltd., changed its name to Dentonia Resources Ltd. on October 19, 1979, became a publicly traded company on the Vancouver Stock Exchange in 1982 and continues to trade on the TSX Venture Exchange (the "Exchange") under the symbol "DTA", and is registered as a foreign exempt corporation, file #82-627, with the Securities & Exchange Commission.

Dentonia was incorporated for the purpose of acquiring, exploring, and developing mineral properties in British Columbia, elsewhere in Canada, and in foreign countries.

In 1992, together with two other junior companies, Dentonia formed and incorporated DHK Diamonds Inc. ("DHK"), under the laws of Northwest Territories ("NWT"), Canada.

DHK, in which Dentonia has 1/3 equity interest, staked approximately 208,000 acres in the Lac de Gras area of the NWT in the winter of 1992 for the purpose of exploring these properties for diamondiferous kimberlites. Two of the claim blocks have now been abandoned and the land holdings in the WO block has been substantially reduced.

In the spring of 1992, DHK entered into an option/joint venture agreement with Kennecott Canada Exploration Inc., a subsidiary of Rio Tinto, England, which resulted in the discovery of 13 diamondiferous kimberlites on the DHK properties, one of which, the DO27, was bulk sampled (5,000 tonnes in total, pyroclastic, volcaniclastic [black fragmental], diatreme facies) in 1993/94.

This particular pipe and other kimberlites were considered to be sub-economic and in 2000 Kennecott entered into an agreement with DHK relinquishing its interest in the properties for a 9.9% interest in DHK, which agreement was modified in September,

2001 by Kennecott abandoning the 9.9% interest in DHK and "surrendering marketing rights", in return for a 1% gross overriding royalty from diamond production from any kimberlite located on DHK's Lac de Gras properties.

RESULTS OF OPERATIONS 2003

WO Claim Block – Lac de Gras, NWT, Canada

A new kimberlite pipe, WO9 discovered in August 2002, was the focus of this year's exploration efforts. These exploration efforts were under the direction of Stewart Blusson, Ph.D., president of Archon Minerals Limited.

This new kimberlite is located in a bay of a lake, 2,100 meters or 6,900 ft. west south-west of kimberlites DO27 and DO18, and about 200 meters or 650 ft. north of DO29N, the latter was described as, "a multi-phased system which includes hypabyssal kimberlite dikes, pyroclastic (crater facies) kimberlite and heterolithic kimberlite breccias", and when last tested in 1998, yielded 12 micro-diamonds from a 82kg sample.

The topographic setting of this new kimberlite would have impeded down ice dispersion patterns of KIM (kimberlite indicated minerals), emanate from this pipe, also the absence of magnetic and EM signatures may explain the failure to detect this pipe earlier. The WO9 showed up, however, as a significant "gravity low" in the 2001 Falcon gravity survey, which led to its discovery.

To date, 3 diamond core drill holes intersected this pipe. This latest core, approximately 95m in total from two holes, is currently being logged and appropriate sections will be submitted to fusion to obtain a micro diamond count.

From these diamond core drill holes and the associate gravity low, it appears that the size of the WO9 could by 200m x 400m, a substantial size for Lac de Gras kimberlites.

Sediment fragments and the texture of the core samples, appear to be similar to some of Ekati and Diavik pipes, suggesting an explosive emplacement during the Cretaceous period.

A number of targets based on KIM, geophysical and Falcon data are under review and may yet be tested.

A study of the DO27 bulk test and diamonds, 1,075 carats, is underway to determine the efficacy of retesting the DO27 kimberlite pipe.

At this stage, BHP Billiton Diamonds Inc. ("BHPB") has earned a 38.4% interest, a new discovery having been made, Archon Minerals Limited ("Archon") 16.48%, Aberex Minerals Ltd. ("Aber") has retained a 9.75%, SouthernEra Resources Limited

("SouthernEra") 6.5%, and DHK Diamonds Inc. ("DHK") a 28.8% interest in the WO claim block.

If BHPB conducts a bulk test of 200 tonnes or more of kimberlite pipe, within 24 months, at its sole costs, it may increase its interests to 54.47%, the remaining interests will then be held, Archon 13.28%, Aber 7.35%, SouthernEra 4.90%, and DHK 20% in the WO block.

<u>Pellatt Lake Claim Block – NWT, Canada</u>

In April, 2003, the Company staked for its own and sole account seven (7) mineral claims at Pellatt Lake, NWT.

These claims are located to the north and immediately adjacent to DeBeers Canada Exploration Inc. ("DeBeers"), Hardy Lake minerals leases, currently being actively explored by DeBeers, and to the west of a number of claims being taken to lease by BHP Billiton Diamonds, notice having been given to the Company.

Six (6) claims at the southeast and northwest edge of this claim block (3 claims each) are 100% owned by DHK Diamonds Inc., three (3) of these claims are subject to 1% gross overriding royalty in favor of Kennecott Canada Exploration Inc. ("Kennecott")

One kimberlite dike, the PL01, was discovered by Kennecott within this claim block. The total claim block, consisting of thirteen (13) mineral claims, has an approximate area of 33,500 acres or 52.5 sq. miles.

The PL01 located at the southeast edge of the claim block yielded, from a 142 kg sample, 57 micro and 6 macro diamonds for a macro/micro ratio of 0.105, and 44 diamonds/100kg.

The PL01 generated a weakly developed and erratic kimberlite indicator mineral (KIM) dispersion train, aligned with the local ice direction, southeast to northwest; this train progresses into the newly staked mineral claims.

Inconsistencies in the KIM grain count have been observed, which may be due to and explained by undiscovered source or sources along this KIM train.

Several very subtle magnetic features along the path of this KIM dspersion train, and 1.7 x 2.2 kilometer oval magnetic feature, the latter situated within a lake, all these features are located within the newly staked mineral claims.

In May, 2003 the Company and DHK Diamonds Inc. each entered into agreements (parallel agreements) with Peregrine Diamonds Ltd. ("Peregrine") to explore and develop the Pellatt Lake claim block.

Peregrine has an agreement with BHP Minerals International Exploration Inc. ("BHPB") to deploy the Falcon System throughout North, South and Central America.

By way of explanation the Falcon system is an airborne geophysical system that incorporates a gravity gradiometer, a stinger magnetometer, DGPS (Global Position System), radar and baro altimeters, laser topographic scanner, and radiometrics, and is the world's first high-resolution airborne gravity gradiometer.

It is flown with a fixed wing aircraft at an altitude of 80-120m with a proposed line spacing of 100m. The Falcon System is the result of a +US$240M investment in this technology by the US military and a subsequent >>5 year, US$36M, development project by BHPB.

Kimberlites of sufficient volume with pyroclastic/diatreme facies will likely have sufficient contrast with the surrounding host rocks to allow detection. It has also been noted that quite often magnetic kimberlite intrusives have an association with non magnetic volcaniclastic kimberlite, if those kimberlites are present, they should be detectable with this Falcon survey.

The essential terms of Peregrine Agreements are:

1) Peregrine will design, implement and pay for the Falcon Survey over the Property to be conducted before December 31, 2003;

2) Peregrine will have the right to drill test, at its cost, any target areas identified by the Falcon Survey on or before December 31, 2005 and will thereby acquire 51% interest in each such target area drill tested;

3) Peregrine will have the right to bulk sample, at its cost, each target area with a minimum of a 200 tonne sample to earn an additional 14% or 65%, a total interest in each target area bulk sampled;

4) Peregrine, by arranging production financing, may earn an additional 10% or 75% total in each target area, if the target area is taken to production, and will obtain marketing rights to the diamonds produced from such target area for a 10-year period.

At the date of this Annual Report, it is not clear whether Peregrine has fulfilled its obligations under the Peregrine Agreement, if not, the claims will revert back to DHK and the Company, respectively, without any encumbrances arising out of the Peregrine Agreement.

Acquisition of Gold Prospects, Tintina Gold Belt, Yukon

With the increases in the price of gold to over US$380 an ounce, see "Gold" on page 12, and predictions that gold prices will be in excess of US$400 an ounce in the not too distant future, the Company, in response to these developments, positioned itself and acquired some gold exploration prospects in the Tintina Gold Belts of the Yukon. The Company acquired an interest in the HY Property and a possible interest in the FER property, as detailed below and attached sketches, and is currently investigating other prospects within the Tintina Gold Belt. These prospects have substantial upside potential.

The Company and Phelps Dodge Corporation of Canada, Limited (Phelps Dodge) signed a Letter of Intent, dated September 4, 2003, whereby Dentonia has the right to option the HY Property and obtain a 100% interest in this Property, subject to a back-in, or alternatively royalty payments, as set out below. The terms of the Option are subject to regulatory approval.

The HY Property consists of 56, two-post mineral claims, about 1,176 hectares, located north of the Hyland River, approximately 185 km north of Watson Lake, within the Tintina Gold Belt, southeastern Yukon, Watson Lake Mining District. (see maps)

Access to the HY Property is via helicopter from Watson Lake or from the Nahanni Range Road, which lies within 10 km of the HY Property.

The Tintina Gold Belt, an arc of gold deposits, stretches from southeastern Yukon to southwestern Alaska and hosts a number of gold deposits such as the Donlin Greek (11.4 million oz Au), Fort Knox (7 million oz Au), Pogo (5.5 million oz Au at 0.55 oz/ton (18.90 gr./t Au)), currently undergoing mine permitting by Teck Cominco/Sumitano, Dublin Gulch (3.18 million oz Au), and Brewery Geek (1.3 million oz Au) and the Hyland Gold Prospect. All these deposits are located north westerly of the HY Property, except the Hyland Gold Prospect, which is located about 150 km south of the HY Property.

Gold mineralization in the Tintina Gold Belt occurs as intrusive plutons, or as hydrothermal deposits, associated with faults or lineaments.

Major hydrothermal ore deposits, a possible model for the HY Property, are traceable for 10 to 1,000 km, or more, on the Earth's surface. Such hydrothermal reservoirs, reaching depth well in excess of 10 km to tap fluids from magna chambers or even deeper crust/mantle sources, are discrete reservoirs, separated from each other by regional seals or barriers. The convection of fluids within these hydrothermal reservoirs, it is suggested, is the mechanism for generating large tonnage, high-grade mineral deposits.

Examples of such systems are the Ashanti Gold Belt in Western Africa, Browns Greek deposit in central west, New South Wales, Australia, the Telfer deposit in Western

Australia, (11 million oz of gold) and the numerous deposits of the Tintina Gold Belt of Alaska and the Yukon.

Terms of Option:

1) The Company, upon approval by the regulators, shall issue common shares of the Company valued at $10,000, or at the discretion of Phelps Dodge make, in lieu thereof, a payment of $10,000 and commit to make exploration expenditures of $40,000 before the 1st anniversary date of the Option Agreement;

2) In order to maintain the Option Agreement in good standing, the Company will make additional cumulative exploration expenditures of $710,000, and issued common shares valued at $90,000, or at the discretion of Phelps Dodge, in lieu thereof, make payments of $90,000, before the 6th anniversary date of Option Agreement. In addition the Company must complete 400 meters of diamond core drilling by the second anniversary. The Company, at its discretion, has the right to accelerate exploration expenditures and the issuance of shares or make the payments in lieu thereof;

3) Phelps Dodge retains the right to back-in for a 60% interest if it matches the Company's Exploration expenditure of $750,000, and may obtain a further 10% interest, for a total of 70%, by taking the HY Property to feasibility;

4) All dollar amounts are in Canadian dollars;

5) If Phelps Dodge does not exercise its right to back-in, the HY Property shall be subject, on a sliding scale, to the following net smelter return royalty:

Price of Gold (US$)	Net Smelter Return
Up to $375	2.0%
$376 to $425	2.5%
$426 to $475	3.0%
Over $475	4.0%

History of Claims and Local Geology

Past exploration work on the HY Property has delineated three areas containing anomalous gold concentrations in rock and/or soil samples:

- The West Zone is 1400 meters in length and 50 to 100 meters in width, and has gold concentrations, up to 484 parts per billion in soils and up to 144.2 g/t in talus and up to 3.0 g/t in bedrock.

- The East Zone is 500 meters in length and 50 to 200 meters in width, and has gold concentrations up to 1,259 parts per billion in soils and up 37.6 g/t gold in talus samples.

- The Northeast area of claims has assay results from a chip sample obtained from a coarse quartz vein in phylite showing gold concentrations of 23.05 g/t gold.

Proposed Work Program

An exploration program of geological mapping, prospecting, rock and soil sampling is warranted to investigate the source of the high grade gold found in float samples and bedrock. Subsequent diamond drilling would more fully assess the size of the high grade coarse grained quartzite veins and stockwork zones, and perhaps more fully define the potential for a large scale replacement-style gold mineralization.

Additional Consideration

For assisting the Company in obtaining and concluding the Phelps Dodge Option Agreement and the staking of 8 adjacent claims, upon acceptance of the Option Agreement by the regulators, a finder's fee of 10,000 shares of the Company are issuable to Robert Culbert and an option of 100,000 shares of the Company, under the terms of the Company's Option Plan, at a price of $0.12 per share, has been granted to vest in 4 equal installments over a period of 18 months.

FER Property

The Company is currently in negotiation to acquire an interest in the FER property, 118 mineral claims, from Rimfire Minerals Corp. and Boliden, Sweden.

These claims are located immediately east of the HY Property, and if negotiations are successful, a block of 174 claims, or about 3,654 hectares, will be consolidated and under the control the Company. (see sketch)

The broad soil geochemical anomalies associated with the mineralization on the FER property suggest a large volume hydrothermal rock alteration. This alternation is corroborated by rock sampling which has detected widespread gold mineralization, though values have been generally low, however, the rock sampling has primarily been focused and directed at detecting a large, bulk-tonnage target, possibly, thereby, missing any higher grade strata bound Telfer-style gold mineralization.

Additional Prospects

The Company is currently investigating additional prospects, with a view of possible acquisitions, in the general area of the Tintina Gold Belt, South Eastern Yukon, where geochemical surveys, as disclosed in assessments reports filed, have shown the presence of areas of anomalous gold (Au), arsenic (As), and other associated elements, in soil, with values as high as +600ppb Au, +600ppm As, in the "A" horizon, (typically 10-15cm deep).

Such geochemical results may warrant the acquisition of these prospects, the subsequent prospecting, geological and structural mapping. Such exploration should focus on the extent of the intrusive hornfels rocks, soil sampling into deeper horizons, if successful, to follow up with a geophysical survey trenching and drilling.

Sources of Data, HY, FER Properties and Additional Prospect

Reference was made to data developed by Phelps Dodge, Athlone Minerals Ltd., Rimfire Minerals Corporation, Assessment Reports, various press releases, and an abstract, "The Third Dimension of Hydrothermal Systems, Reduced Fluids and Giant Au Deposits", delivered at the Geodynamics and Ore Deposits Conference, Australian Geodynamics Cooperative Research Center at Ballarat, Victoria, 19-21 February 1997, 81-84.

For additional details with respect to all 3 exploration prospects, reference should be made to Dentonia's website: www.dentonia.net

COST OF OPERATIONS, DRILL PROGRAMS

The portion of DHK's drill cost relative to the WI and DHK claim blocks in 2001, and of the third and fourth drill holes, out of the 4, relative to WO claim block in 2002, have yet to be settled with Archon. DHK will have to bear, between 28.8% and 55% of the current exploration cost on the WO block, 28.8% with respect to the WO9 kimberlite.

FINANCIAL CONDITIONS, TRANSACTIONS & SOLVENCY

On January 13, 2003, a non-brokered private placement of 1,200,000 units at $0.10 a unit was completed, a unit consists of 1 share and 1 warrant, 1 warrant and $0.10 are required to purchase one (1) additional share, on or before January 13, 2005. This private placement raised $120,000.

Additionally, 600,000 shares at $0.10 were purchased by the exercise of warrants raising $60,000 for a total of $180,000 during January and February of 2003.

For the fiscal period under review, September 1st, 2002 to August 31st, 2003 in the aggregate $213,750 was realized through the exercise of warrants, subscriptions to a private placement and debt conversion. As of August 31, 2003, the Company's cash balance was $30,675.96, and, Dentonia shall need a financing in the near future to continue its operations.

Exercise of Director's Option

Name	Number of Shares	Exercise Price of Option	Date	Amount
Adolf A. Petancic	200,000	$0.10	Oct. 31, 2002	$20,000
Adolf A. Petancic	100,000	$0.10	Dec. 10, 2002	$10,000

Conversion of Debt

Name	Number of Shares	Conversion Price	Date	Amount
Adolf A. Petancic	137,500	$0.10	September 4, 2002	$13,750

Adolf A. Petancic, President/Director charges a management fee of $4,000 per month since June, 2003, and his salaries and fees during the fiscal period under review totaled $36,000

OUTLOOK FOR 2003/2004 AND FUTURE EXPLORATION

The current exploration program as outlined in "Results of Operations 2003" will be continued into 2004 and will consist of further evaluation of WO9 kimberlite pipe, the possible retesting of DO27/DO28 kimberlite pipes, prospecting, geological mapping, and geophysical exploration of the newly acquired gold prospects in the Tintina Gold Belt, Yukon.

ADMINISTRATION EXPENSES

Dentonia is reporting a net loss for the fiscal period expired August 31, 2003 of $162,552, its administrative expenses were $119,046 and expenditures on the acquisition of mineral properties were $14,800 and advances to DHK Diamonds Inc. were $46,558, including its pro rata contributions to the acquisitions of 3 mineral leases in the WO claim blocks, Lac de Gras.

INVESTOR RELATIONS

No particular investor relations activities were undertaken by the Company during the period under review except dissemination of press releases and exploration reviews to the media, interested shareholders, investors, and brokers.

FURTHER INFORMATION

For press releases and other up-dated information, please contact the Company either by phone, fax, e-mail at dentonia@telus.net, or refer to the Company's website www.dentonia.net or refer to SEDAR website www.sedar.com.

GOLD

Reprint from "The Globe & Mail" October 25, 2003

"Commodities Report

U.S. dollar drop fuels gold rush

Gold rose to its highest closing price in seven years in New York, recording the biggest weekly gain in 20 months on speculation that declines in equities and a drip in the U.S. dollar against the euro will stimulate demand.

Gold climbed 4.6 per cent this week, as falling U.S. stock prices extended a 25-per-cent rally in gold during the past year by making the metal more attractive to investors. Prices had risen earlier on declines in the dollar against the euro that made gold cheaper for European buyers.

The rally marked the biggest annual gain since 1979. Prices are up 12 per cent this year after touching a seven-year intra-day high of $394.80 (U.S.) an ounce on Sept. 25.

"A weaker dollar and potentially weaker stock market should translate into more investor demand for gold," said Scott Morrison, who manages $6.5 million at SAM Capital LLC in New York and trades gold futures. "It's going to be hard to make upside progress in the near term in the stock market, and that should be positive for gold."

Gold for December delivery rose $4.20, or 1.1 per cent, to $389.20 an ounce on the Comex division of the New York Mercantile Exchange, the highest closing price for a most-active contract since September, 1996. The gain for the week was the largest since February 2002.

Gold-mining shares also climbed. The Philadelphia Gold & Silver Index of 12 mining companies rose 1.84 to 97.90 Denver-based Newmont Mining Corp., the world's largest gold producer, rose 75 cents to $42.24, a six year high.---

Bloomberg News"

MINERAL PROPERTIES

Dentonia is currently exploring two diamond properties in the Northwest Territories and one gold property in the SE Yukon Territory, Canada.

* Lac de Gras
* Pellatt Lake
* Hy Property

Highlights of Current Exploration



PELLATT LAKE PROJECT
LAC DE GRAB WO BLOCK
HY PROPERTY
CANADA
USA



Kimberlite Pipe
Depth (km)
0
0.5
1.0
1.5
2.0
2.5
Crater Zone
Tuff Ring
Diatreme Zone
Xenoliths
Root Zone
Blow
Related Dykes

Between 47 and 74 million years ago, powerful volcanic eruptions shot hot, molten kimberlite rock to the surface of the earth where Ekati is today. This kimberlite hardened into carrot shaped pipes beneath the volcanoes. These pipes contain many minerals including diamonds. Kimberlite gets its name from the city of Kimberly in South Africa where the first pipes were discovered in the 1870's.

HY PROPERTY



0 20mi
20km
Tungsten
Hy Property
4
10
Simpson Lake
1
Upper Liard
Watson Lake
Lower Post
97
37
Canada
©2003 MapQuest.com, Inc.

LAC DE GRAS DIAMOND EXPLORATION



0 50mi
50km
Nunavut
Northwest Territories
Pellatt Lake Project
Ekati Mine
Diavik Mine
Lac de Gras WO Block
Yellowknife
Snap Lake Development
Canada
Alberta
Sask.
©2003 MapQuest.com, Inc.



129° 00'W
128° 00'W
62° 00'N
Area of Westmin Survey
N.W.T.
Yukon
HWY 10
TUNGSTEN
CANTUNG MINE
W,Mo,Cu
LIN
HORN
HY
FER
PRIMO
(Pb,Zn,Ag SKARN)
Hyland
River
Little Hyland River
Au-As
W,Mo,Cu,Pb,Zn
W,Mo,Cu,Pb,Zn
HIT
SUN-SPROGGE
NAHANNI RANGE ROAD
Tay River Suite Intrusions
Tungsten Suite Intrusions
Selwyn Basin Rocks
Hyland Group
Metallogenic trend
Magnetic high (>59,100 nT)
Magnetic low (<58,800 nT)
Westmin Stream Sediment Survey
arsenic (>90th percentile)
gold (>90th percentile)
gold and arsenic (>90th percentile)
10 km

Figure 2. Upper Hyland River compilation map.

SUPPLEMENTAL INFORMATION
(for the Year ended August 31, 2003)

1. See financial statements.

2. Non-arms length expenditures - fiscal year-to-date $36,000

3.(a) Summary of securities issued: 4th Quarter – Nil

Date of Issue	Type of Securities	Type of Issue	Number	Price	Total Proceed

3.(b) Options Granted: 4th Quarter - Nil

Date	Number	Name of Optionee	Exercise Price	Expiry Date

4.(a) **Authorized Capital:**
-100,000,000 common shares without par value
- 10,000,000 Class A preferred shares without par value

4.(b) - Issued and outstanding shares 17,112,208

4.(c) **Options Outstanding:** directors, officers and employees stock options outstanding were as follows:

Name	No. of Shares	Exercise Price	Expiration Date
Adolf A. Petancic	825,000	0.10	January 22, 2006
Brian E. Weir	150,000	0.10	January 22, 2006
Gerald Carlson	200,000	0.10	January 22, 2006
H. Martyn Fowlds	250,000	0.10	January 22, 2006
Dorothy S.H. Chin	200,000	0.10	January 22, 2006
Max Braden	60,000	0.10	April 22, 2006
TOTAL:	1,685,000		

Warrants Outstanding:

Number of Shares	Price	Expiry
1,200,000	$0.10	on or before January 13, 2005
TOTAL: 1,350,000		

4.(d) No shares are held in escrow

5. The current directors and officers are:
Adolf A. Petancic, Director and President; Gerald G. Carlson, Director; Martyn Fowlds, Director, Vice President and Secretary; Brian Weir, Director.

MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
Dentonia Resources Ltd.

We have audited the consolidated balance sheets of Dentonia Resources Ltd. as at August 31, 2003 and the consolidated statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards used in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2003 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles used in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Manning Elliott

CHARTERED ACCOUNTANTS

Vancouver, B.C.

September 30, 2003

DENTONIA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT AUGUST 31, 2003

	2003 $	2002 $
ASSETS		
CURRENT ASSETS		
Cash	31,052	2,787
Accounts receivable	236	332
Prepaid expenses	3,643	-
	34,931	3,119
CAPITAL ASSETS (Note 5)	3,528	4,564
MINERAL PROPERTIES (Note 4)	14,800	4,315
	53,259	11,998
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	6,825	19,258
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 6)	7,390,070	7,173,820
DEFICIT	(7,343,636)	(7,181,080)
	46,434	(7,260)
	53,259	11,998

APPROVED BY THE BOARD

"Adolf A. Petancic" Director

"H. Martyn Fowlds" Director

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEAR ENDED AUGUST 31, 2003 AND 2002

	2003 $	2002 $
GENERAL EXPENSES		
Accounting and legal	8,163	6,818
Amortization	1,037	1,364
Bank charges and interest	364	115
Exchange loss (gain)	104	42
Management fees	10,000	21,750
Office and miscellaneous	8,342	5,574
Rent	1,075	-
Shareholder relations	11,907	11,847
Telephone and communications	3,299	2,122
Transfer agent and filing fees	9,605	10,734
Wages and benefits	65,150	48,657
	119,046	109,023
OTHER INCOME (EXPENSES)		
Expense recoveries	7,363	2,869
Equity investment losses	(50,873)	-
	(43,510)	2,869
NET LOSS FOR THE YEAR	(162,556)	(106,154)
DEFICIT - BEGINNING OF YEAR	(7,181,080)	(7,074,926)
DEFICIT - END OF YEAR	(7,343,636)	(7,181,080)
LOSS PER SHARE	(0.01)	(0.01)

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2003 AND 2002

	2003 $	2002 $
CASH FROM (USED IN):		
OPERATING ACTIVITIES		
Net loss for the year	(162,556)	(106,154)
Items not involving cash		
Amortization	1,037	1,364
Equity investment losses	50,873	-
	(110,646)	(104,790)
Change in non-cash working capital items	(15,981)	9,407
	(126,627)	(95,383)
FINANCING ACTIVITY		
Capital stock issued	216,250	87,500
INVESTING ACTIVITIES		
Expenditures on mineral property	(14,800)	(4,315)
Increase in investments and advances	(46,558)	-
	(61,358)	(4,315)
INCREASE (DECREASE) IN CASH	28,265	(12,198)
CASH - BEGINNING OF YEAR	2,787	14,985
CASH - END OF YEAR	31,052	2,787

1. NATURE OF OPERATIONS

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain mineral reserves which are economically recoverable.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared on the assumption that the Company is a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain necessary financing to discharge its liabilities as they become due, and upon attaining future profitable operations.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement and actual results may differ from such estimates.

These financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

a) Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Northernera Diamonds Inc.

b) Investments

The investment in DHK Resources Ltd. is recorded using the equity method of accounting.

c) Capital assets

Capital assets are stated at cost less accumulated amortization, which is recorded over the useful lives of the assets on the declining balance basis at the following annual rates:

Computer	30%
Furniture and fixtures	20%

d) Mineral properties

Costs relating to the acquisition and exploration of mineral properties are deferred until the properties are placed into commercial production, sold, or abandoned. These costs are to be amortized over the estimated useful life of the property following commencement of production, or written off as properties are sold or abandoned.

e) Foreign currency translation

Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenue, expenses and non-monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date with resulting exchange gains and losses being included in the determination of income.

f) Loss per share

The loss per share is calculated on the weighted average of shares outstanding during the period.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

g) Fair market value of financial instruments

The carrying value of cash, accounts receivable and accounts payable approximate fair market value because of the short maturity of those instruments.

3. INVESTMENTS AND ADVANCES

The Company owns a one-third interest in DHK Resources Ltd. ("DHK"), a Northwest Territories corporation which has various interests in potentially diamond bearing mineral claims in the Lac de Gras area of the Northwest Territories.

The investment has been written down to $nil as a result of recognizing the proportionate share of the losses of DHK.

4. MINERAL PROPERTIES

	2003 $	2002 $
Lac de Gras	-	4,315
Pellatt Lake	14,800	-
	14,800	4,315

Lac de Gras, Northwest Territories
The Company, through its 1/3 equity position in DHK Diamonds Inc., holds, indirectly, pursuant to a Joint Venture Agreement dated December 6, 2002, interests in 3 mineral leases, 12 mineral claims, and 1 fractional mineral claim. All mineral leases and claims are recorded in the name of BHP Billiton Diamonds Inc.

Pellatt Lake, Northwest Territories
The Company has staked for its own and sole account 7 mineral claims and holds, indirectly, through its 1/3 equity position in DHK Diamonds Inc., an interest in another 6 mineral claims at Pellatt Lake, Northwest Territories.

5. CAPITAL ASSETS

	Cost $	Accumulated Amortization $	2003 Net Book Value $	2002 Net Book Value $
Computer	16,920	16,053	867	1,239
Furniture and fixtures	23,245	20,584	2,661	3,325
	40,165	36,637	3,528	4,564

6. CAPITAL STOCK

Authorized:

100,000,000	Common shares without par value
10,000,000	Class A preferred shares without par value

Issued:	#	$
August 31, 2001	13,149,708	7,056,320
Warrants exercised	250,000	25,000
Shares issued for subscriptions received	300,000	30,000
Private placement	1,250,000	62,500
August 31, 2002	14,949,708	7,173,820
Warrants exercised	525,000	52,500
Directors' options exercised	300,000	30,000
Debt settlement	137,500	13,750
Private placement	1,200,000	120,000
August 31, 2003	17,112,208	7,390,070

Private placement:

The Company issued 1,200,000 units at $0.10 per unit for proceeds of $120,000. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable at $0.10 per share expiring January 13, 2005.

Options and warrants:

Options have been granted and are exercisable in whole or in part until expiry allowing the holders to purchase a maximum of 1,685,000 common shares at a price of $0.10 per share, expiring January 22, 2006 as to 1,625,000 options and April 22, 2006 as to 60,000 options.

Warrants have been granted and are exercisable in whole or in part until expiry allowing the holders to purchase a maximum of 1,200,000 common shares at a price of $0.10 per share, expiring January 13, 2005.

7. RELATED PARTY TRANSACTIONS

Included in the determination of net loss for the period are salaries and fees to a director recorded at their exchange amounts of $36,000 (2002 - $34,000).

8. LOSSES CARRIED FORWARD

The Company has approximately $1,247,000 in non-capital losses which can be applied to reduce future taxable income, expiring as follows:

	$
2004	373,000
2005	242,000
2006	201,000
2007	144,000
2008	122,000
2009	105,000
2010	60,000

Cumulative Canadian Development and Exploration Expenses of approximately $1,766,000 are available to reduce future taxable income.

Net capital losses which can be applied to reduce future taxable gains amount to $304,000.

9. SUBSEQUENT EVENT

In September 2003, the Company entered into an agreement with Phelps Dodge for an option to acquire the HY property, which comprises 48 claims. Additionally the Company staked 8 more claims (HY80-87) adjacent to an east of the HY property at the cost of $8,837.07. All these claims are locted in the Watson Division, Yukon Territories. The option requires a schedule of payments in an aggregate of $100,000 in cash or shares and an undertaking to complete exploration expenditures in an aggregate of $750,000 over a seven year period.

CORPORATE DATA
(as of August 31, 2003)

DIRECTORS AND OFFICERS:

Adolf A. Petancic - President & Director
H. Martyn Fowlds–Secretary & Director
Gerald G. Carlson, Ph.D., P. Eng. - Director
Brian E. Weir - Director
Dorothy Chin - Assistant Corporate Secretary

REGISTRAR & TRANSFER AGENT:

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9
Tel: (604) 661-0217
Fax: (604) 683-3694

OFFICES:

Dentonia Resources Ltd.
Suite 100 (3rd Floor), 853 Richards Street
Vancouver, B.C. V6B 3B4
Phone: (604) 682-1141
Fax: (604) 682-1144
Email: dentonia@telus.net
Website: www.dentonia.net

AUDITORS:

Manning Elliott
Chartered Accounts
11th Floor - 1050 West Pender Street
Vancouver, B.C. V6E 3S7
Tel: (604) 714-3600
Fax: (604) 714-3669

LISTED:

TSX Venture Exchange
Trading Symbol "DTA"
Cusip No. 249023

INCORPORATED:

May 31, 1979
Province of British Columbia
Incorporation #191946

FILINGS:

S.E.C., Section 12g 3-2(b)
File #82-627, a foreign exempt Corporation
Tel: (202) 272-7450

Standard & Poor's Corporation, New York, USA
Tel: (212) 208-8467

SHARE CAPITAL:

Issued & Outstanding: 17,112,208 shares

INTEREST IN OTHER COMPANIES:

1/3 equity stake in DHK Diamonds Inc., incorporated in the N.W.T.

ANNUAL GENERAL MEETING:

The annual general meeting of shareholders for the year 2003 will be held at the office of the Company at Suite 100 (3rd Floor), 853 Richards Street, Vancouver, B.C. on Wednesday, December 10, 2003 at 10:30am. Shareholders of record as of October 21, 2003 will be entitled to attend the Meeting and vote either in person or by proxy.

Advance Notice of the Meeting was published in "The Province" on September 22, 2003.

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 10, 2003

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of DENTONIA RESOURCES LTD. (the "Company") will be held at Suite 100 (3rd Floor) - 853 Richards Street, Vancouver, British Columbia, on Wednesday, December 10, 2003 at 10:30 a.m. (Vancouver time), for the following purposes:

(1) to receive the report of the directors to the shareholders;

(2) to receive the financial statements of the Company for the year ended August 31, 2003 (with comparative statements relating to the preceding financial period) together with the report of the Auditors thereon;

(3) to determine the number of directors at 4 and to elect the directors of the Company to hold office until their successors are elected at the next annual general meeting of the Company;

(4) to appoint the auditors of the Company to hold office until the next annual general meeting of the Company and to authorize the directors to fix their remuneration;

(5) to ratify all acts and proceedings of the directors and officers since the last annual general meeting; and

(6) to transact such other business as may properly be brought before the Meeting.

Accompanying this Notice is the Company's 2003 Annual Report (containing the Directors' Report to Shareholders), the Audited Financial Statements of the Company for the year ended August 31, 2003, an Information Circular, a Form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the Meeting either in person or by proxy. Those members unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 21st day of October, 2003.

By Order of the Board of Directors

"Adolf A. Petancic"

Adolf A. Petancic
President

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

INFORMATION CIRCULAR

Unless otherwise provided, the information herein is given as of October 21st, 2003.

SOLICITATION OF PROXIES

This Information Circular is being furnished to the shareholders of Dentonia Resources Ltd. (the "Company") in connection with the solicitation of proxies for use at Shareholders' Meeting on December 10, 2003 (the "Meeting") by management of the Company. The solicitation will be primarily by mail, however proxies may also be solicited personally or by telephone by the directors, officers or employees of the Company. The Company will bear the costs of this solicitation. The Company may also pay brokers or other persons holding shares of the Company in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders and for obtaining their proxies.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Advance Notice of the Meeting inviting nominations for directors was published in "The Province" on September 22, 2003 in accordance with section 111 of the *Company Act* (British Columbia). No nominations were received by the Company as a result of such notice.

Each director of the Company is elected annually and holds office until his or her successor is elected or appointed. Management of the Company intends to nominate each of the persons listed below for election as directors of the Company and the persons named in the enclosed form or proxy intend to vote for the election of such nominees. Each nominee is currently a director of the Company. Each director elected will hold office until the next annual general meeting of the Company unless he sooner ceases to hold office.

Name and Residence of Nominee (1)	Current Position with the Company	Director since	Principal Occupation	Common Shares Held (2)
Gerald G. Carlson (3) West Vancouver	Director	February 7, 1994	Dr. Carlson's mineral exploration experience spans over 28 years and includes both junior and major mining companies working on four continents. He is a member of several professional organizations and is a past President of the B.C. and Yukon Chamber of Mines.	Nil
H. Martyn Fowlds (2) Vancouver, B.C.	Director, Secretary, and Vice President	Dec. 10, 1997 Apr. 30, 2002	Mr. Fowlds is a businessman with more than 36 years experience in the finance and resource industries and is currently a director of several junior resources companies.	284,000
Adolf A. Petancic (2)(3) Vancouver, B.C.	Director President	November, 1991 December, 1993	Mr. Petancic is a businessman with more than 36 years experience in the resource industry. He has managed several VSE junior exploration companies.	706,300
Brian E. Weir(3)(4)	Director	May, 1993	Mr. Weir is a mining and exploration geologist with more than 35 years experience, now retired. He was involved in diamond exploration in northern Canada for many years. He is also a founding member of the Association of Professional Engineers and Geologists of the Northwest Territories.	8,000

NOTES:

(1) This information, to the extent not within the knowledge of the Company or otherwise previously disclosed in an Information Circular of the Company, has been provided by the respective nominee.

(2) The number of common shares held includes common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.

(3) Member of the Audit Committee.

(4) A company 50% owned by Mr. Weir also holds 60,000 Common Shares of the Company.

The management of the Company is not aware that any of the above nominees will be unable or unwilling to serve, but should management become aware of such an occurrence before the election of directors takes place, it is intended that the discretionary power granted by the form of proxy will be used to vote such proxies for any substitute nominee or nominees whom management, in its discretion, may select.

Appointment of Auditors

Management proposes that Manning Elliott, chartered accountants, be appointed as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. The predecessor firm of Manning Elliott has been the Company's auditors since December 18, 1992.

Current Stock Options

The shareholders of the Company approved a Stock Option Plan (the "Plan") at the Annual Meeting of its shareholders on December 10, 2002, which Plan was subsequently accepted by the TSX Venture Exchange.

The total number of common shares currently optioned to insiders and directors do not exceed 10% and currently optioned to an individual do not exceed 5% of the total currently issued and outstanding common shares of the Company, namely 17,112,208.

As of August 31, 2003, the fiscal year end, officers, directors, and employees' stock options outstanding were as follows:

Name (a)	Securities Under Options/SARs Granted (#) (b)	% of Securities under Options of Total currently Issued Securities (1) (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiry Date (f)
Adolf A. Petancic	825,000	4.82%	0.10	0.10	January 22, 2006
Gerald Carlson	200,000	1.17%	0.10	0.10	January 22, 2006
Brian E. Weir	150,000	0.88%	0.10	0.10	January 22, 2006
H. Martyn Fowlds	250,000	1.46%	0.10	0.10	January 22, 2006
Dorothy Chin	200,000	1.17%	0.10	0.10	January 22, 2006
Max Braden	60,000	0.35%	0.10	0.10	April 22, 2006
TOTAL:	1,685,000				

(1) Based on the total number of options and shares outstanding on the date of the financial year ended August 31, 2003

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than as set out herein, none of the directors or senior officers of the Company, any proposed nominee for election as director of the Company or any associate or affiliate of any of them, is or has been indebted to the Company, or its subsidiaries, at any time since September 1, 2002

Other Reporting Issuer

Name of Director	Name of Company	Position	Term of Office
Gerald G. Carlson	Copper Ridge Explorations Inc. Almadan Minerals ltd. IMA Exploration Inc. Orphan Boy Resources Inc. Nevada Star Resources Corp.	President & CEO Director Director Director President & CEO	1996 to date 1998 to date 1999 to date 1999 to date 2002 to date
H. Martyn Fowlds	Vangold Resources Ltd.	Director, Vice President & Secretary	2002 to date

EXECUTIVE COMPENSATION

Compensation

The following table sets forth a summary of compensation paid during the Company's last three financial years to the individuals who were the Chief Executive Officer and the next four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen sation ($) (i)
Adolf Petancic President (Dec,1993 – Present)	2003 2002 2001	36,000 34,000 42,000	- - -	- - -	*825,000 - -	- - -	- - -	- - -

MANAGEMENT CONTRACTS

Under the terms of an understanding, as compensation for his services as President of the Company, Mr. Petancic is entitled to a management fee of $4,000 per month plus reimbursement for all reasonable expenses incurred by him in connection with the affairs of the Company.

No management functions of the Company are to any substantial degree, performed by a person other than the president, directors or senior officers of the Company or subsidiaries.

No compensation was paid to any director of the Company during the year ended August 31, 2003 in his capacity as a director.

PRIVATE PLACEMENT, EXERCISE OF WARRANTS AND OPTIONS BY INSIDERS

Directors, officers, employees and management nominees to the board of directors participated in the following Private Placements, Exercise of Warrants and Options during the period from September 1, 2002 to August 31, 2003:

Private Placement

Name	Number of Units*	Price per Unit	Amount	Exercise Price of Warrants	Expiry Date of Warrants
Adolf A. Petancic	600,000	$0.10	$60,000	$0.10	Jan. 13, 2005

*1 share and 1 warrant, 1 warrant plus $0.10 are required to purchase an additional share.

Exercise of Directors' Options

Name	Number of Shares	Exercise Price	Date	Amount
Adolf A. Petancic	200,000	$0.10	October 30, 2002	$20,000
Adolf A. Petancic	100,000	$0.10	December 10, 2002	$10,000

Debt Settlement

Name	Number of Shares	Price	Date	Amount
Adolf A. Petancic	137,500	$0.10	Sept. 9, 2002	$13,750

SUBSEQUENT EVENT

For assisting and providing consulting services with respect to the acquisition of HY property, as detailed in the Annual Report, the following option was granted during the month of October 2003

Name	Number of Shares	Exercise Price	Expiry Date
Robert A. Culbert	100,000	$0.12	September 30, 2006

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out herein, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction since September 1, 2002 or in any proposed transaction, which materially affected or will materially affect the Company or any of its subsidiaries.

However, certain directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Please refer to the information set out under the heading "Other Reporting Issuers" above. Such association may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE MEETING

None of the directors or senior officers of the Company, no management nominee for election as director of the Company, none of the persons who have been directors or senior officers of the Company since September 1, 2002 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed elsewhere in this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is currently authorized to issue 100,000,000 common shares and 10,000,000 Class A Preferred Shares. As at October 21, 2003, there are 17,112,208 common shares of the Company issued and outstanding and no Class A Preferred Shares have been issued. Holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on October 21, 2003, are entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person owns, beneficially, directly or indirectly, or exercises control or direction over more than 10% of the Company's outstanding shares. CDS & Co., as trustee, holds the number and percentage shares as indicated below.

Name	Number of Common Shares	Percentage of Common Shares Outstanding
CDS & Co.(1)(2)	11,456,929	66.95%

NOTES:

(1) This information, to the extent not within the knowledge of the Company has been furnished by the person named or been furnished from the records of the registrar and transfer agent, Computershare Trust Company of Canada.

(2) The registered shareholders are nominee holders for certain financial institutions and their clients. Other than shares beneficially owned or over which control or direction is exercised by the directors of the Company or the proposed nominees for election, the Company is unaware of the beneficial ownership of these shares.

GENERAL PROXY INFORMATION

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy for use at the Meeting are directors of the Company.

A shareholder has the right to appoint a person to attend and act as proxy holder on the shareholder's behalf at the Meeting other than the persons named in the enclosed form of proxy. If a shareholder does not wish to appoint either person so named, the shareholder should strike out the names of the proxyholders so indicated and insert in the blank space provided the name and address of the person whom the shareholder wishes to appoint as proxyholder. That person need not be a shareholder of the Company.

A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under "Deposit of Proxy" below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under "Validity of Proxy" below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the Scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

Voting of Shares Represented by Proxy

A proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of the Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).

If the instructions as to voting indicated on a proxy in the enclosed form and deposited as provided for herein are certain, all of the shares represented by such proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified by a shareholder in a proxy in the form of the enclosed form of proxy with respect to the election of the directors or the appointment of the Auditors, and one of the persons named in the enclosed form of proxy is appointed as proxyholder, the shares represented by the proxy will be voted for the election as directors of the persons so identified, for the appointment of Manning Elliott, Chartered Accountants, as Auditors and for the other matter identified therein.

Amendments or Variations and Other Matters

Management of the Company is not aware of any amendments to or variations of any of the matters identified in the enclosed notice of the Meeting nor of any other matter, which may be brought before the Meeting. However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed Notice and on any other matter which may properly be brought before the Meeting in respect of which such proxy has been granted.

Validity of Proxy

A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized in writing. In the case of a shareholder that is a corporation, a proxy will not be valid unless it is executed under its seal or by a duly authorized officer or agent of, or attorney for, such corporate shareholder. If a proxy is executed by a attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, must be deposited along with the proxy.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

Deposit of Proxy

In order to be valid and effective, an instrument appointing a proxy holder must be deposited with Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by no later than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof (namely, by 10:30 a.m. (Vancouver time) on December 9, 2002).

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by their broker or other intermediary.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice. However, if matters not known to management should come before the Meeting, common shares represented by proxy solicited by management will be voted on each such matter in accordance with the best judgment of the nominees voting same.

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

By Order of the Board of Directors

"Adolf A. Petancic"
Adolf A. Petancic, President

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

03 DEC -2 AM 7:21

November 5, 2003

TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE
DIAMOND EXPLORATION UPDATE & GOLD PROSPECT ACQUISITION

Diamond Exploration

Dentonia Resources Ltd. ("Dentonia") has been advised that the core from the two drill holes, completed recently, a vertical hole, 69m, an angle hole, 25m, into the WO9 kimberlite pipe, a new kimberlite, is now at BHP Billiton's facilities at Kelowna, BC and will be logged.

Depending on the results of this logging, all or part of this core will be submitted for caustic fusion and micro diamond analysis.

Both drill holes were primarily confined to the tuff and crater zones of this pipe, without penetrating deep into the diatreme facies. The tuff and crater zones appear to be diluted with mudstone, country rock etc.

Approximately 1,000 carats from the 1994 bulk test of DO27 pipe were transferred from Kennecott Canada Exploration to BHP Billiton, some weeks ago, and are currently being investigated and examined with a view to determine whether to retest the DO27 kimberlite pipe or not.

The 1994 bulk sample suggested a grade of 0.36 ct/tonne and a value of less than US$30 per carat, the low value was due to the preponderance of small diamonds in the sample population, however, a subsequent infrared study by Dr. Felix Kaminsky et al on behalf of Dentonia, revealed nitrogen configurations in these diamonds similar to the diamonds from the Premier pipe of South Africa and the Coromandel area of Brazil, both known for large gem quality diamonds, suggesting the possibility of the presence of larger gem quality diamonds within the DO27 diamond population. This study was partially reproduced in "The Canadian Mineralogist", Vol. 39, pp1733-1745 (2001).

By way of explanation, due to ground conditions, the 1994 bulk sample drift, 100m below a small lake, did not reach the intended target, namely the center of the southern lobe of DO27 pipe, marked by the drill hole 27-7, and fell short by about 135m, before being abandoned. The drill hole 27-7 produced from a sample weight of 180.4kg, 62 macros or >0.5mm, and 167 micros or <0.5mm diamonds, a ratio of 0.37, and a micro diamond grade of 3.69 ct/tonne.

Dentonia has a 1/3 equity position in DHK Diamonds Inc., which at this stage has a 28.8 interest in the WO block of claims.

ELF Claim Group – Tintina Gold Belt, Yukon

With the recent increases in the price of gold, an apparent continuous bull market in gold, Dentonia took the opportunity to acquire interests in three groups of claims and expanded its presence in the Tintina Gold Belt, Yukon.

In addition to its interest in the HY Property, see news releases October 1, and October 2, 2003, and a possible interest in the adjacent FER property (combined 174 claims or 3,654 hectares), Dentonia, by staking, acquired a 100% interest in 30 two-post minerals, or 630 hectares, for a total of 4,284 hectares, in the south-eastern part of the Tintina Gold Belt, Yukon.

The ELF group of claims, located 175km northeast of Watson Lake, Yukon, and about 10km south of the HY and FER properties, is accessible from the Nahanni Range road, located about 25km west of the ELF group.

A geochemical survey in 1999, covering the ELF group, outlined an area, 1,200m x 400m, with anomalous values in gold, arsenic, and other associated elements in soil. Gold values ranged up to +600ppb.

The ELF group is underlain by sediments, surrounding an igneous intrusion, these sediments consist of hornfels, limestone, shale, quartz grits and pebble chart conglomerates.

Follow up exploration is warranted, which will consist of prospecting, geological and structural mapping, and if successful, to be followed by geophysical surveys to define the origin of this anomaly.

To elaborate on the regional geology, the Tintina Gold Belt is an arc of gold deposits, and stretches from southeastern Yukon to southwestern Alaska and hosts a number of gold deposits such as the Donlin Greek (11.4 million oz Au), Fort Knox (7 million oz Au), Pogo (5.5 million oz Au at 0.55 oz/ton (18.90 gr./t Au)), currently undergoing mine permitting by Teck Cominco/Sumitano, Dublin Gulch (3.18 million oz Au), and Brewery Geek (1.3 million oz Au) and the Hyland Gold Prospect. All these deposits are located northwesterly of the ELF property, except the Hyland Gold Prospect, which is located about 140 km south of the ELF property.

Gold mineralization in the Tintina Gold Belt occurs as intrusive plutons, or as hydrothermal deposits, associated with faults or lineaments.

Major hydrothermal ore deposits, a possible model for the ELF property, are traceable for 10 to 1,000 km, or more, on the Earth's surface. Such hydrothermal reservoirs, reaching depth well in excess of 10km to tap fluids from magna chambers or even deeper crust/mantle sources, are discrete reservoirs, separated from each other by regional seals or barriers. The convection of fluids within these hydrothermal reservoirs, it is suggested, is the mechanism for generating large tonnage, high-grade mineral deposits.

Examples of such systems are the Ashanti Gold Belt in Western Africa, Browns Greek deposit in central west, New South Wales, Australia, the Telfer deposit in Western Australia, (11 million oz of gold) and the numerous deposits of the Tintina Gold Belt of Alaska and the Yukon.

In connection with this news release, and specially the ELF property, reference was made to an Assessment Report filed with the Mining Recorder's Office, Watson Lake, and with respect to the regional geology, to data developed by Phelps Dodge, Rimfire Minerals Corporation and various press releases, and an abstract, "The Third Dimension of Hydrothermal Systems, Reduced Fluids and Giant Au Deposits", from a paper delivered at the Geodynamics and Ore Deposits Conference, Australian Geodynamics Cooperative Research Center at Ballarat, Victoria, 19-21 February 1997, 81-84.

For additional details, reference should be made to Dentonia's website: www.dentonia.net

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DENTONIA RESOURCES LTD.

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

DENTONIA RESOURCES LTD.
Suite 100 (3rd Floor) – 853 Richards Street
Vancouver, BC V6B 3B4
Fax: 604 682-1144
Email: dentonia@telus.net

Name: ______________________________

Address: ______________________________

____

Postal Code: ______________________________

Email: ______________________________

I confirm that I am the **BENEFICIAL/REGISTERED** owner of ____________ shares of the Corporation.

SIGNATURE OF
SHAREHOLDER: ______________________ DATE: ____________

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder. If the number of shares is not indicated in the space provided, all of the shares registered in the name of the Registered Shareholder signed will be voted as provided for.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

PROXY

ANNUAL GENERAL MEETING OF MEMBERS OF

DENTONIA RESOURCES LTD. (the "Company")
To be held at Suite 100 (3rd Floor) – 853 Richards Street, Vancouver, British Columbia, V6B 3B4 on December 10, 2003, at 10:30 a.m.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Adolf Petancic, a Director of the Company, or failing this person, H. Martyn Fowlds, a Director of the Company, or in the place of the foregoing, ____________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at 4	______	______
		For	**Withhold**
2.	To elect as Director, Gerald G. Carlson	______	______
3.	To elect as Director, H. Martyn Fowlds	______	______
4.	To elect as Director, Adolf A. Petancic	______	______
5.	To elect as Director, Brian E. Weir	______	______
6.	To appoint Manning Elliott, Chartered Accountants, as Auditors for the Company.	______	______
		For	**Against**
7.	To authorize the Directors to fix the auditors' remuneration	______	______
8.	To ratify all acts and proceedings of the directors and officers since the last annual general meeting; and	______	______
9.	To transact such other business as may properly come before the Meeting	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE